UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of The
Securities Exchange Act of 1934**

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☐   Soliciting Material Under § 240.14a-12

Firsthand Technology Value Fund, Inc.
(Name of Registrant as Specified in Its Charter)

SCOTT KLARQUIST
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH [__], 2022

SCOTT KLARQUIST

[ ], 2022

Dear Fellow SVVC Stockholders:

Scott Klarquist (the "Nominee", "Mr Klarquist" or "I") is a beneficial owner of an aggregate of 3,000 shares of the outstanding common stock, par value $0.001 per share (the "Common Stock") of Firsthand Technology Value Fund, Inc., a Maryland corporation ("SVVC" or the "Company"). For the reasons set forth in the attached Proxy Statement, I believe a change to the composition of the Board of Directors of the Company (the "Board") is necessary to ensure that SVVC is managed and overseen in a manner consistent with your best interests. I have nominated myself as a director candidate for election to the Board at the Company's upcoming 2022 Annual Meeting of Stockholders (the "Annual Meeting"), to replace septuagenarian incumbent director Nicholas Petredis. (Please note that this is the only SVVC directorship expected to be on the ballot at this year's annual meeting.) As you may be aware, I filed two investor presentations critical of company leadership and SVVC's third-party management fee structure on EDGAR in January 2022. If you have not reviewed these yet, please do so at your earliest convenience.

My goal is to create value for the benefit of all stockholders. I believe a critical step towards achieving this objective is to elect a director to the Board who has a strong and relevant skill set and who will provide renewed accountability and will serve in the best interests of all stockholders. Mr Petredis is a stale director, having served on SVVC's board since 2014. According to company SEC filings, he also currently owns ZERO SHARES of SVVC stock, meaning he refuses to invest his own money alongside the shareholders. Moreover, Mr Petredis does not appear to have sufficient "true independence" (as opposed to technically meeting the definition of "independent" in form, but not substance) from Kevin Landis, SVVC's Board Chairman and CEO and the Chief Investment Officer of SVVC's external investment manager Firsthand Capital Management, LLC ("FCM"), to properly represent the interests of SVVC's unaffiliated shareholders. Notably, Mr Petredis served as the Chief Compliance Officer for Firsthand Funds from 2008 to 2013 and the Chief Compliance Officer of SVVC from 2010 to 2013. He also appears to have opposed any significant change to the status quo at SVVC despite the resounding anti-Landis and anti-FCM (and pro-change) mandates rendered by the shareholders at the 2020 and 2021 annual meetings (which have been totally ignored by our board). Replacing Mr Petredis on SVVC's board would finally allow a shareholder-friendly advocate, as opposed to a seemingly Landis-friendly rubber stamp director, into the boardroom, without which I do not believe any REAL LONG-TERM POSITIVE CHANGE at SVVC will be possible.

The Company has a classified Board, which is currently divided into three classes. The term of the sole Class II director will expire at the Annual Meeting. Through the attached Proxy Statement and enclosed WHITE proxy card, I am soliciting proxies to elect only the Nominee. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominee and does not confer voting power with respect to the Company's director nominee. You can only vote for the Company's director nominee by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company's proxy statement for the name, background, qualifications and other information concerning the Company's nominee.

I will also support and solicit proxies through the attached Proxy Statement and the enclosed WHITE proxy card in favor of the [termination of the external investment advisory and management agreement between the Company and FCM, should a proposal to that effect (whether mandatory or precatory) be included on the Company's proxy statement]. At last year's annual meeting, independent shareholder Donald Chambers submitted such a proposal, which fell slightly short of achieving the 66 2/3% vote required for passage. My understanding is that a similar proposal will be on the ballot this year and hopefully, with your support, it will finally pass and liberate the shareholders from the FCM management agreement's punishing and irrational fee structure.

I look forward to continuing to engage with you as we approach the Annual Meeting. I urge you to carefully consider the information contained in the attached Proxy Statement and then support my efforts by signing, dating, and returning the enclosed WHITE proxy card today. If you have already voted for the Company's nominee, you have every right to change your vote by signing, dating, and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact me at the address listed below.

Thank you for your support.

/s/ Scott Klarquist

Scott Klarquist

If you have any questions, require assistance in voting your WHITE *proxy card, or need additional copies of Mr Klarquist's proxy materials, please contact Mr Klarquist at the phone number, physical address or email address listed below.*

Scott Klarquist

 *Seven Corners Capital*

[85 Broad Street, 18th Floor]
New York, NY 10005
(646) 592-0498
Email: info@sevencornerscapital.com

2022 ANNUAL MEETING OF STOCKHOLDERS
OF
FIRSTHAND TECHNOLOGY VALUE FUND, INC.

PROXY STATEMENT
OF
SCOTT KLARQUIST

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Scott Klarquist (the "Nominee", "Mr Klarquist", "I" or "me") beneficially owns 3,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Firsthand Technology Value Fund, Inc., a Maryland corporation ("SVVC" or the "Company"). I have nominated myself to the Company's Board of Directors (the "Board") because I believe the Board would benefit from the insight of a new and independent member to ensure that the interests of the common stockholders, the true owners of SVVC, are appropriately represented in the boardroom. I believe I have a strong, relevant background and am committed to demanding accountability by our Board to all stockholders and to fully exploring all opportunities to unlock stockholder value. IMPORTANTLY, I HAVE NO TIES (DIRECT OR INDIRECT) WHATSOEVER TO SVVC's CHAIRMAN AND CEO KEVIN LANDIS OR SVVC'S EXTERNAL INVESTMENT MANAGER, FIRSTHAND CAPITAL MANAGEMENT, LLC ("FCM"), of which Mr Landis is the Chief Investment Officer. I am seeking your support at the Company's 2022 Annual Meeting of Stockholders, scheduled to be held on [ ], 2022, at [ ] [ ].m. (Eastern Time) (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting"), which will be held for the following purposes[1]:

1. To elect Scott Klarquist as a Class II director to hold office until the 2025 Annual Meeting of Stockholders and until his successor has been duly elected and qualified;

2. To ratify the appointment of Tait, Weller & Baker LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022;

3. To [approve a binding proposal to terminate the Company's external investment advisory and management agreement with FCM]; and

4. To transact such other business as may properly come before the Annual Meeting.

This Proxy Statement and the enclosed WHITE proxy card are first being furnished to stockholders on or about [ ], 2022.

[According to the Company's proxy statement, the Company has disclosed that the Annual Meeting will be held exclusively online via a live interactive webcast on the internet. You will not be able to attend the Annual Meeting in person at a physical location.][2] In order to attend the Annual Meeting, you must pre-register by visiting [ ] by [ ] [ ].m. Eastern Time on [ ], 2022. Stockholders of record may vote at the virtual Annual Meeting or vote by proxy. Please see the "Voting and Proxy Procedures—[Virtual Meeting]" beginning on Page 15 for additional information.

---

1 As of the date of this Proxy Statement, the Company's proxy statement has not been filed with the Securities and Exchange Commission (the "SEC"). The proposal numbers in this Proxy Statement may not correspond to the proposal number that will be used in the Company's proxy statement. Certain information in this Proxy Statement will be updated after the Company's proxy statement is filed.

2 This Proxy Statement will be updated with the details of the format of the Company's Annual Meeting after the Company's proxy statement is filed.

The Company has set the close of business on [   ], 2022 as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting (the "Record Date"). The mailing address of the principal executive offices of the Company is 150 Almaden Boulevard, Suite 1250, San Jose, California 95113.

According to the Company's proxy statement, anyone who is a holder of record of Common Stock at the close of business on the Record Date, or holds a valid proxy for the Annual Meeting, is entitled to vote at the Annual Meeting or any postponement or adjournment of the Annual Meeting. Every stockholder is entitled to one vote for each share of Common Stock held on the Record Date.

The Company has a classified Board, which is currently divided into three classes. The term of the sole current Class II director will expire at the Annual Meeting. Through the attached Proxy Statement and enclosed WHITE proxy card, I am soliciting proxies to elect only the Nominee. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominee and does not confer voting power with respect to the Company's director nominee. You can only vote for the Company's director nominee by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company's proxy statement for the name, background, qualifications and other information concerning the Company's nominee. If elected, the Nominee will constitute a minority on the Board and there can be no guarantee that the Nominee will be able to implement any actions that he may believe are necessary to unlock stockholder value.

As of the date hereof, Mr Klarquist beneficially owns 3,000 shares of Common Stock (the "Nominee's Shares"). I intend to vote all of the Nominee's Shares **FOR** my election, **FOR** the ratification of the appointment of Tait, Weller & Baker LLP as the Company's independent registered public accounting firm, and **FOR** the [binding shareholder proposal to terminate the Company's external management agreement with FCM].

According to the Company's proxy statement, on the Record Date, there were [   ] shares of Common Stock issued and outstanding.

THIS SOLICITATION IS BEING MADE BY MR KLARQUIST AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. I AM NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH MR KLARQUIST IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, I WILL VOTE ON SUCH MATTERS IN MY DISCRETION.

MR KLARQUIST URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING AT THE ANNUAL MEETING.

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. Mr Klarquist urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominee and in accordance with Mr Klarquist's recommendations on the other proposals on the agenda for the Annual Meeting.

- If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Mr Klarquist, in the enclosed postage-paid envelope today.

- If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and your broker or bank will be forwarding these proxy materials, a WHITE proxy card, and a voting form. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions. As a beneficial owner, you may vote the shares at the Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the rights to vote the shares.

- Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the voting form provided by your broker or bank for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE proxy card.

- You may vote your shares at the Annual Meeting. Even if you plan to attend the Annual Meeting, I recommend that you submit your WHITE proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

<u>Since only your latest dated proxy card will count, I urge you not to return any proxy card you receive from the Company. Remember, you can vote for the Nominee only on the WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.</u>

If you have any questions, require assistance in voting your WHITE *proxy card, or need additional copies of Mr Klarquist's proxy materials, please reach out to me via the contact information listed below.*

Scott Klarquist

 **Seven Corners Capital**

[85 Broad Street, 18th Floor]
New York, NY 10005
(646) 592-0498
Email: info@sevencornerscapital.com

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and the WHITE proxy card are available at
www.sevencornerscapital.com

BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

- During 2020 and 2021, Mr Klarquist followed the Company's annual meeting results and noted in particular the Company's poor corporate governance practices and lack of responsiveness to unambiguous shareholder votes for change.

- In early November 2021, Mr Klarquist acquired 100 shares of the Company's common stock and subsequently transferred these shares into record ownership.

- On December 14, 2021, Mr Klarquist submitted a letter to the company nominating himself to the board of directors of the Company.

- On January 12, 2022, the Company unilaterally rejected Mr Klarquist's nomination as containing insufficient information under the Company's bylaws and, moreover, claimed that he did not have the right to nominate himself "or any other candidate" as a director at the Annual Meeting, notwithstanding the Company's bylaw requirement that shareholders be given five (5) business days to update information in a director nomination letter if such information is deemed "inaccurate" by the Company. The Company did not send Mr Klarquist a Director questionnaire (as he had requested), nor did the company identify any specific item of information that was missing from the nomination letter.

- On January 12, 2022, Mr Klarquist responded to the Company's rejection notice via an email response as follows: "*I am not sure what information 'required by Regulation 14A' [SVVC's corporate secretary] thinks is missing (why hasn't he specified in his letter what he believes is missing?), however to be clear I disagree with his contention. [SVVC's corporate secretary's] letter is conclusory and void of any real substance, and frankly unprofessional in its dismissive tone. Given SVVC's pathetically poor track record, the company needs to do better than this. PLEASE ADVISE ASAP WHAT ADDITIONAL INFORMATION YOU NEED (WITH SPECIFICITY).*"

- On January 13, 2022, Mr Klarquist sent the following email communication to the Company: "*I would like to emphasize for the record that to the extent any of the statements in [SVVC's corporate secretary's] letter were made in bad faith (i.e., knowingly false or intentionally disingenuous), he is in violation of SVVC's Code of Ethics, which states as follows:*

  1. Fiduciary Duty: Employees, officers and directors/trustees of an investment company and its investment adviser owe a fiduciary duty to fund shareholders. This means a duty of loyalty, fairness and good faith toward the shareholders, and a corresponding duty not to do anything prejudicial to or in conflict with the interests of the shareholders. This is a higher standard than that applicable to ordinary arm's-length business transactions between persons who do not owe a fiduciary duty to the other parties.

  Does SVVC take its Code of Ethics seriously, or is it simply window-dressing? I would appreciate it if you could please forward this email, as well as my nomination letter & [SVVC's corporate secretary's] response, to the Board of Directors so they can determine for themselves whether the Code of Ethics will be enforced at SVVC (or not). IN OTHER WORDS, PLEASE CONSIDER THIS AN OFFICIAL COMMUNICATION TO THE BOARD FROM A CONCERNED SHAREHOLDER. Thank you very much."

- Eleven days later, on January 24, 2022, Mr Klarquist received a communication from SVVC's corporate secretary claiming that "*the Company and management are aware of, and take seriously, their duties and responsibilities to the Company and its stockholders*" and reiterated the Company's contention that Mr Klarquist "*failed to provide all of the information required by the advance notice provisions*" including "*your involvement in various legal proceedings during the past ten years as required by Regulation 14A of the Securities Exchange Act of 1934, as amended.*"

- On January 24, 2022, Mr Klarquist responded to the Company's communication (from earlier that day) that he had nothing to disclose regarding "various legal proceedings during the past ten years" under Regulation 14A and again asked the Company to inform him, with specificity, what information was missing from his original nomination letter.

- In late January 2022, Mr Klarquist purchased additional shares of SVVC on the open market.

- On February 2, 2022, SVVC's corporate secretary sent Mr Klarquist a letter claiming that Mr Klarquist asserted that it was "*incumbent upon [the Company] to guide [Mr Klarquist] through the director nomination process by 'cit[ing] chapter & verse' the information required by the Company's publicly-available advance notice bylaw provisions*" and, furthermore, that "*[SVVC] consider[s] this matter closed and will not continue to engage on this particular topic*".

- On February 24, 2022, Mr Klarquist notified the Company by email of a Reuters article, dated February 19, 2022, entitled "U.S. judge rules for Saba Capital in closed-end fund voting litigation" and advised the Company in the email as follows: "*A judge has ruled that a bylaw change of the type SVVC enacted in August 2020 (and which SVVC [deliberately?] hid from shareholders in its 2020 10-K filing) is ILLEGAL and a VIOLATION OF THE INVESTMENT COMPANY ACT OF 1940. Given the company's purported desire to operate strictly in accordance with statutes & regulations, I'm sure you and [SVVC's corporate secretary] will now want to advise the company's leadership to reverse this illegal bylaw (which exempted Landis and his "associates" - but nobody else(!) - from the Maryland Control Statute). Illegal bylaws, of course, need to be overturned ASAP (duh). I believe that the failure to do so could expose SVVC to potential legal liability, which I would not want as a shareholder.*"

- On March 1, 2022, the Company acknowledged receipt of Mr Klarquist's February 24th email.

- On March 5, 2022, Mr Klarquist emailed the Company requesting the date of the 2022 annual meeting. Two days later, on March 7, 2022, the Company replied that the details regarding the 2022 annual meeting "*will be included in the proxy statement when it goes out*".

- On March 9, 2022, Mr Klarquist notified the Company that "*I plan on soliciting proxies from certain SVVC shareholders in favor of (1) my director candidacy and (2) any proposal in the proxy which advocates or mandates the termination of FCM's external management agreement with SVVC (i.e., a proposal similar to that contained in the proxies for the prior two years). Thus, the 2022 election will qualify as a "contested election" under SVVC's bylaws.*" To date, Mr Klarquist has received no response from the Company regarding this communication.

- On March 11, 2022, Mr Klarquist filed a Form DFAN14A with the SEC containing an open letter to SVVC's shareholders (which he amended on March 15, 2022).

- On March 28, 2022, Mr Klarquist purchased additional shares of SVVC on the open market and filed his preliminary proxy statement with the SEC.

REASONS FOR THE SOLICITATION

Mr Klarquist has significant concerns regarding the Company's poor corporate governance, chronic underperformance and the resulting unprecedented trading price discount to its net asset value ("NAV") of 76%(!) [calculated as follows: $3.44 closing market price as of March 25, 2022 versus $14.50/share NAV as of January 31, 2022, as disclosed by the Company in it press release of February 18, 2022]. Since the Company's initial listing of shares on NASDAQ in April 2011, I believe that our Board has overseen poor operational and financial performance and failed to take meaningful actions to change the status quo despite clear evidence of shareholder discontent therewith, as evidenced by the annual meeting vote results for 2020 and 2021.

I believe immediate boardroom change is needed to help ensure objective and independent oversight of the Company's operations, strategy and governance. I have nominated myself as an independent candidate for election to the Board at the Company's upcoming Annual Meeting. **Unfortunately, despite my efforts to engage constructively with the Board, my director nomination has been unilaterally rebuffed by SVVC without adequate explanation (although I was informed that "information was missing" from my nomination notice, the Company has refused to identify with specificity what exactly is missing and now claims the matter is permanently "closed").** Moreover, against standard public-company practice, SVVC did not sent me a Director questionnaire to fill out (despite my affirmative request for such a questionnaire in my nomination letter), nor did any member of the Board's Nominating Committee contact or attempt to interview me. I believe that I possesses significant and relevant expertise regarding proper corporate governance practices and the alignment of incentives of insiders with those of Company shareholders (as evidenced by the two investor presentations regarding the Company that I filed with the SEC on EDGAR in January 2022, as well as the various investment writeups on my website, www.sevencornerscapital.com). These skills appear to be sorely lacking at our Company. If elected, I will not only push the Board to explore all paths to maximizing stockholder value and addressing the Company's steep trading price discount relative to its NAV, but also try to restore SVVC's credibility with market participants, demand accountability from its executives, and ensure an overall results-driven culture.

The Board Has Overseen Negative Returns and Significant Relative Underperformance Since Listing

At the time the Company initially listed its shares as a closed-end fund in April 2011, it reported that its NAV was $27 per share (see Company press release, dated April 18, 2011). Since listing, the trading price of the Company's stock has plummeted, subjecting its investors to significant stock price depreciation and losses while FCM, an affiliate of the Company's Chairman and CEO, Kevin Landis, extracts exorbitant management fees. The last closing trading price of the Company's stock (on March 25, 2022) was $3.44 per share, representing an 76% trading price discount relative to its last reported NAV of $14.50 as of January 31, 2022 (as set forth in the Company's press release dated February 18, 2022). Additionally, since its April 2011 listing, **the Company's stock price has massively underperformed the broader market** (conveniently, the company cannot apparently identify a proper "peer" group for itself).

PERFORMANCE GRAPH

The graph and table below compares the cumulative total return of holders of our common stock with the cumulative total returns of the S&P 500 Index and the NASDAQ Composite Index. The comparison assumes that the value of the investment in our common stock and in the index (including reinvestment of dividends) was $10,000 on April 18, 2011 (our inception date), and tracks it through December 31, 2021.



Source: SVVC 2021 Form 10-K, page 25.

Additionally, according to its fiscal year 2021 financial results, the Company posted **net realized and unrealized losses on investments of $10.5 million (and over $100 million of such losses over the past three fiscal years!)**, despite the stock market increasing in value during the relevant periods. To date, the Board has failed to communicate any credible plan to address the Company's stock price, balance sheet erosion and financial challenges.

8

The Incumbent Board Has Fostered Exceedingly Poor Corporate Governance and Severely Limited Stockholders' Rights

I believe the Company's poor corporate governance demonstrates that the Board is more focused on entrenching itself than unlocking value for stockholders. I believe stockholders should be concerned about the various conflicts of interests plaguing our Board, including:

• **Directors' Prior Ties to Company Chairman and CEO and FCM CIO Kevin Landis**—All of the members of the Board, including Nicholas Petredis (the incumbent director up for reelection at the 2022 Annual Meeting) appear conflicted due to prior ties to Kevin Landis, SVVC's Chairman and CEO and FCM's CIO, and his "Firsthand Funds" fund complex. For example, Mr Petredis was the Chief Compliance Officer for Firsthand Funds from 2008 to 2013 and Chief Compliance Officer of the Company from 2010 to 2013. Another Company Director, Greg Burglin, has also served as Trustee to Firsthand Funds, a Delaware statutory trust, since November 2008. Meanwhile, Company Directors Yee and Lee have served on the boards of other Firsthand funds. [Source: SVVC 2021 Proxy Statement; press release of Ralweigh Ralls dated May 20, 2021]

• **So-Called "Independent Directors" Lack Alignment with SVVC Shareholders**—None of the four Company "independent directors" (other than Director Burglin, who purchased 2,250 shares in late 2020) have purchased SVVC stock on the open market during the past 5 years, despite it trading near all-time lows for much of that period. Moreover, despite being members of our board for multiple years each, on a combined basis these four directors own less than 3,000 shares of SVVC stock, or just 0.00041% of the outstanding stock [Source: SVVC 2021 Proxy Statement]:

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth as of February 28, 2021, the number of shares of our common stock beneficially owned by each of our current directors and executive officers as a group, and certain beneficial owners, according to information furnished to us by such persons. Based on statements publicly filed with the SEC, as of February 28, 2021, we are aware of no person who beneficially owns more than 5% of our outstanding common stock except as disclosed below. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and, unless indicated otherwise, includes voting or investment power with respect to the securities.

Name of Beneficial Owner of Common Stock	Number of Shares	Percent of Class [(1)]
Independent Directors		
Greg Burglin	2,250	*
Kimun Lee	700	*
Nicholas Petredis	0	*
Rodney Yee	0	*

• **Non-Independent Chairman**—Kevin Landis is both Chairman and Chief Executive Officer of SVVC, a practice that Institutional Shareholder Services, Glass Lewis and other independent proxy advisory firms strongly disfavor. **Mr. Landis is also CIO of the Company's external investment advisor and manager, Firsthand Capital Management**. Mr. Landis's various roles denies the Company independent leadership that is not beholden to FCM. [Source: Company filings, LinkedIn]

• **Restrictive Bylaw Amendments**—In recent years, our Board has made amendments to our Company's bylaws which are materially restrictive and anti-shareholder friendly, exhibiting worst-in-class corporate governance practices. **For example, in October 2019, our Board added language to the bylaws carving out an exception to the normal plurality voting standard for Director elections, stating that in contested elections a candidate must receive a majority of all outstanding shares (not merely of shares actually voted) to be elected (in effect, the reverse of good corporate governance).** Given the number of outstanding shares not voted (including "broker non-votes") for directors at recent annual meetings for our Company, it seems unlikely that any candidate in a contested election will surpass the required "majority of outstanding shares" vote threshold, which would cause a "failed election" (as a result of which the incumbent director remains in office, *even if he or she receives less votes than the challenger*). This situation is even worse given that, unlike most public companies, SVVC apparently does not have a mandatory director resignation policy in effect for directors who do not receive more "FOR" votes than "WITHHOLD" votes. **Also, in August 2020, SVVC's board amended the Company's bylaws to specifically exempt Kevin Landis and "any associates thereof" from the Maryland Control Share Acquisition Act**, which is significant given that Mr Landis is already up against the 10% ownership threshold cited in the Act. A federal judge recently ruled that this type of bylaw amendment is violative of the 1940 Investment Company Act's requirement that all shares of closed-end funds have equal voting rights [Source: Company filings; Reuters article from February 19, 2022, entitled "U.S. judge rules for Saba Capital in closed-end fund voting litigation"]

- **Conflict-Ridden External Investment Management Agreement**—We question how a fully engaged and truly independent Board could allow the Company to enter into a generous advisory deal in favor of FCM, an affiliate of Kevin Landis, which **automatically renews for successive one-year terms (subject to board, rather than shareholder, approval) and entitles the advisor to an annual base management fee equal to 2% of SVVC's gross (not net) assets REGARDLESS OF INVESTMENT PERFORMANCE and REGARDLESS OF THE PERFORMANCE OF SVVC'S STOCK AGAINST ANY BENCHMARK INDEX (SUCH AS THE S&P 500)**. Notwithstanding the huge discount to NAV and the significant operating losses to date, over the past three years the Board allowed the Company to pay approximately **$11 million in management fees and other fee reimbursements to FCM and other third-party service providers**. [Source: SVVC 2021 10-K filing] I believe the Board has clearly prioritized the interests of FCM and its affiliates over creating value for stockholders by wasting the Company's money on egregious advisory agreements and operating expenses with affiliates of certain Board members while investors have been forced to endure negative returns. In addition, the FCM Investment Management Agreement's Incentive Fee applies only to net *realized* gains, thereby providing FCM with an incentive to "water the weeds and cut the flowers" in managing SVVC's assets. [Source: Nominee's Investor Presentation, dated January 19, 2022, filed on EDGAR]

- **Flawed and/or Irrelevant Rationale for Retaining Conflict-Ridden FCM External Management Agreement**—In last year's proxy statement, the Company claimed that "FCM believes the Company has one or more portfolio companies among our top holdings that may be ideal targets for SPAC transactions. If the Company were to pursue such opportunities in 2021 and beyond, the SPAC expertise of FCM would be extremely important." Yet, since then no SPAC transaction involving any of the Company's portfolio holdings has been entered into or has even (as far as I am aware) been publicly mooted. Moreover, SPACs have fallen out of favor among investors, so it seems as though SVVC's management team completely missed out on the previously-raging SPAC bull market despite their claimed SPAC expertise. Shareholders should ask themselves whether FCM *ever* has demonstrated any ability to consistently compound shareholder capital, as opposed to generating egregiously large fees for conflicted insiders.

- **Classified Board**—The Company has a classified or "staggered" Board, meaning each director is only up for election every three years as opposed to every year. This protects incumbent directors from annual scrutiny and makes it more difficult for stockholders to enact change.

A New, Independent Director is Key to Addressing Our Company's Perpetual Underperformance

It has become clear to me that true stockholder representation is desperately needed in the boardroom to instill accountability, help reverse the Company's prolonged underperformance and ensure the interests of stockholders always remain paramount. I believe stockholders have a unique opportunity at the 2022 Annual Meeting to address the issues created by the Company's insular Board.

In order to turn the tide, I have nominated myself as a Director candidate for our Company's board at the 2022 Annual Meeting of shareholders. I believe that, with direct access to (and influence on) SVVC's board-level investment management and other decision-making processes, I can be an agent for meaningful change and help unlock the significant value trapped within the Company's underperforming stock. The Nominee's resume appears on page 12 below under "PROPOSAL NO. 1: ELECTION OF DIRECTOR—THE NOMINEE".

PROPOSAL NO. 1
ELECTION OF DIRECTOR

The Company currently has a classified Board, which is divided into three classes. The directors in each class are elected for terms of three years so that the term of office of one class of directors expires at each annual meeting of stockholders. The term of the sole Class II director expires at the Annual Meeting. I am seeking your support at the Annual Meeting to elect me as a Class II director, in opposition to the Company's director nominee for a three-year term ending in 2025. Your vote to elect me will have the legal effect of replacing an incumbent director of the Company. If elected, I will represent just 20% of the Board (the Company currently has 5 directors in total), and therefore it is not guaranteed that I will be able to implement any actions that I may believe are necessary to enhance stockholder value. You should refer to the Company's proxy statement for the name, background, qualifications, and other information concerning the Company's nominee.

THE NOMINEE

The following information sets forth the age, business address, present principal occupation, and employment and material occupations, positions, offices and employments for the past five years of the Nominee. Mr Klarquist maintains that he made the nomination in a timely manner and in compliance with the applicable provisions of the Company's governing instruments. The specific experience, qualifications, attributes and skills that led me to conclude that I should serve as a director of the Company are set forth above in the section entitled "Reasons for the Solicitation" beginning on Page 8 and below. The Nominee is a citizen of the United States.

SCOTT KLARQUIST

EDUCATION
B.A., English, University of Virginia, 1991-1995
J.D., University of Virginia School of Law, 1998-2001

WORK EXPERIENCE
Legal Assistant, Baach Robinson & Lewis LLP, Washington DC, 1996-1998
Corporate Attorney, Thacher Proffitt & Wood LLP, New York NY, 2001-2008
Corporate Attorney, SNR Denton LLP (and predecessor firms), New York NY, 2008-2013
Private Investor, New York NY, 2013-present
Chief Investment Officer, Seven Corners Capital Management, LLC, New York NY, 2016-present

INVESTMENT WRITEUPS
Available on Seven Corners Capital website (www.sevencornerscapital.com), See Blog & Activist Tabs

GENERAL
I am well versed in (1) (A) corporate governance best practices and (B) optimal senior executive compensation schemes, both of which SVVC is woefully bad at implementing (in my estimation) and (2) identifying and, more importantly, proposing actionable mechanisms for correcting the misalignment in financial incentives between Company insiders and outside shareholders. I believe that my experience, background and financial expertise, including 15 years of investing in the public capital markets (the past 8.5 years full-time), will allow me to bring valuable expertise to the Board. My principal business address is [85 Broad Street, 18th Floor], New York, New York 10005.

The Nominee may be deemed to beneficially own 3,000 shares of Common Stock of the Company. I believe that I am, and if elected as a director of the Company, would be, an "independent director" within the meaning of (i) applicable NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, Mr Klarquist acknowledges that no director of a NASDAQ listed company qualifies as "independent" under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, Mr Klarquist acknowledges that if the Nominee is elected, the determination of the Nominee's independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. If I am elected as a director of the Company, I believe I would be independent under the applicable independence standards of the Company's audit committee, compensation committee and nominating and corporate governance committee.

Other than as stated herein, there are no arrangements or understandings between Mr Klarquist and any other person or persons pursuant to which the nomination of the Nominee as described herein is to be made, other than the consent by the Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. The Nominee is not an adverse party to the Company or any of its subsidiaries and does not have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The Nominee should be able to stand for election, but in the event I am unable to serve or, for good cause, will not serve as a member of the Board, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for a substitute nominee determined by me. In addition, I reserve the right to nominate a substitute person if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominee. In any such case, shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee. I reserve the right to nominate additional person(s) if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Mr Klarquist that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve, constitutes a manipulation of the Company's corporate governance.

I URGE YOU TO VOTE FOR MY ELECTION ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company's proxy statement, the Company has proposed that stockholders ratify the Audit Committee's appointment of Tait, Weller & Baker LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022. Additional information regarding this proposal is contained in the Company's proxy statement.

I MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE MY SHARES "FOR" THIS PROPOSAL.

PROPOSAL NO. [3]
[BINDING PROPOSAL TO TERMINATE THE EXTERNAL INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT BETWEEN THE COMPANY AND FIRSTHAND CAPITAL MANAGEMENT, LLC]

As discussed in further detail in the Company's proxy statement, a Company stockholder, [Donald Chambers], submitted the following proposal for inclusion in the Company's proxy materials:

[RESOLVED: All investment advisory and management agreements between The Firsthand Technology Value Fund, Inc. and Firsthand Capital Management, Inc. shall be terminated.]

Additional information regarding this proposal is contained in the Company's proxy statement.

I URGE YOU TO VOTE FOR "FOR" PROPOSAL NO. [3] ON THE ENCLOSED WHITE PROXY CARD AND INTEND TO VOTE MY SHARES "FOR" THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

According to the Company's proxy statement, only stockholders of record as of the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted **FOR** the election of the Nominee, **FOR** the ratification of the appointment of Tait, Weller & Baker LLP as the Company's independent registered public accounting firm, **FOR** the [termination of the Company's external investment management agreement with FCM], and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company's proxy statement for the Annual Meeting, the current Board intends to nominate one candidate for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only the Nominee. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominee and does not confer voting power with respect to the Company's nominee. The participants in this solicitation intend to vote the Nominee's Shares in favor of the Nominee. Stockholders should refer to the Company's proxy statement for the name, background, qualification and other information concerning the Company's nominee.

[Virtual Meeting]9

As discussed in the Company's proxy statement, the Company has implemented a virtual format for the Annual Meeting, which will be conducted via live webcast and online stockholder tools. You will not be able to attend the Annual Meeting in person. As discussed above, you are entitled to participate in the Annual Meeting only if you were a stockholder of record as of the close of business on the Record Date or hold a legal proxy for the meeting provided by your broker, bank or other nominee.

According to the Company's proxy statement, in order to attend the Annual Meeting virtually, you must pre-register by visiting [   ] and follow the instructions to complete your registration request by [   ] [   ].m. Eastern Time on [   ], 2022.

According to the Company's proxy statement, stockholders of record and/or their designated representatives will need the control number included on the Company's Notice of Annual Meeting, proxy card or voting instruction form and should follow the instructions thereon to complete their registration request.

According to the Company's proxy statement, if you are the beneficial owner of shares (that is, your shares are held in "street name" through a bank, broker, or other nominee) as of the Record Date, you have the right to direct your broker, bank or other nominee as to how to vote your shares. According to the Company's proxy statement, beneficial owners are also invited to attend the Annual Meeting; however, since a beneficial owner is not the stockholder of record, you may not vote your shares live at the Annual Meeting unless you follow your broker, bank or other nominee's procedures for obtaining a legal proxy. If you request a printed copy of the proxy materials by mail, your broker, bank or other nominee will provide a voting instruction form for you to use.

Although the live webcast will begin at [   ] [   ].m. Eastern Time on [   ], 2022, you are encouraged to access the meeting site prior to the start time to allow ample time to log into the meeting webcast and test your computer system. According to the Company's proxy statement, the Annual Meeting site will first be accessible to registered stockholders beginning at [   ] [   ].m. Eastern Time on the day of the Annual Meeting.

---

9 Details of the Company's Annual Meeting to be updated after the Company files its proxy statement with the SEC.

Whether or not you plan to attend the Annual Meeting, please sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided, or vote via the Internet or by telephone as instructed on the WHITE proxy card. Additional information and proxy materials can also be found at [www.sevencornerscapital.com under the "Activism" tab]. If you have any difficulty following the registration process, please email info@sevencornerscapital.com.

Quorum; Broker Non-Votes; Discretionary Voting

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting under the Company's Bylaws and Maryland law. A majority of the shares of Common Stock outstanding on the Record Date present at the Annual Meeting, either in person via webcast or by proxy, is required for a quorum at the Annual Meeting.

Abstentions and "broker non-votes" are counted as shares present and entitled to vote for purposes of determining a quorum.

However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote"). Under applicable rules, your broker will only have discretionary authority to vote your shares at the Annual Meeting as to the ratification of the appointment of Tait, Weller & Baker LLP as the Company's independent registered accounting firm for the year ending December 31, 2022. Your broker will not be able to vote your shares with respect to the Nominee (Proposal 1) or the [termination of the FCM investment management agreement (Proposal [3])].

If you are a stockholder of record, you must deliver your vote by mail, the Internet, by telephone or attend the Annual Meeting to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions from your broker, and those shares will count in the determination of a quorum. If you are a beneficial holder and do not return a voting instruction form, your broker, bank or nominee may only vote on the ratification of the appointment of Tait, Weller & Baker LLP as the Company's independent registered accounting firm for the year ending December 31, 2022.

Votes Required For Approval

Election of Director—According to the Company's proxy statement, [in a "contested election" the Company's bylaws requires that a director candidate receive the affirmative vote of a majority of SVVC's outstanding shares at a meeting at which a quorum is present, in person via webcast or by proxy, in order to be elected; failure to achieve this result by any candidate will result in a "failed election", in which case the incumbent Director will remain in office]. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. Abstentions and broker non-votes, if any, will not be counted as votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining the presence of a quorum.

Ratification of the Appointment of Independent Registered Public Accounting Firm—According to the Company's proxy statement, the proposal to ratify the appointment of Tait, Weller & Baker LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022, requires the affirmative vote of a majority of all of the votes cast at a meeting at which a quorum is present. Abstentions and broker non-votes, if any, will not be counted as votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining the presence of a quorum.

[*Termination of the Company's Investment Management Agreement with FCM*—According to the Company's proxy statement, the stockholder proposal to terminate the investment advisory and management agreement between the Company and FCM requires the approval of the affirmative vote of the "majority of the outstanding voting securities" of the Company. Under the 1940 Act, a "majority of the outstanding voting securities" is defined as the lesser of: (1) 67% or more of the voting securities of the Company present at the Annual Meeting, if the holders of more than 50% of the outstanding voting securities of the Company are present or represented by proxy; or (2) more than 50% of the outstanding voting securities of the Company.]

Under applicable Maryland law, none of the holders of Common Stock are entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Mr Klarquist's recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

How Proxies Will Be Voted

If you complete and return a WHITE proxy card to me, and unless you direct otherwise, your shares will be voted FOR Proposals 1, 2 and 3. In addition, if you complete and return a WHITE proxy card to me, and unless you direct otherwise, I may determine not to attend the Annual Meeting if I believe that either or both of Proposal 1 (regarding my election to the Board) and Proposal 3 (regarding termination of the FCM Management Agreement) is less likely to be defeated if your shares are not represented at the Meeting (by making it more difficult for more than 50% of the outstanding shares to be present in person or by proxy, i.e., to achieve the required quorum for the meeting) than if they are represented at the meeting.

Revocation of Proxies

Stockholders of the Company may revoke their proxies at any time prior to the Annual Meeting by notifying the Company's Secretary in writing, attending the Annual Meeting and voting in person via webcast, returning another proxy card dated after such stockholder's first or prior proxy card, if the Company receives it before the Annual Meeting, or authorizing a new proxy via the Internet or by telephone to vote such stockholder's shares of Common Stock. The revocation may be delivered either to Mr Klarquist at the address set forth on the back cover of this Proxy Statement or to the Company at 150 Almaden Boulevard, Suite 1250, San Jose, CA 95113 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or copies of all revocations be mailed to Mr Klarquist at the address set forth on the back cover of this Proxy Statement so that he will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders. Additionally, Mr Klarquist may use this information to contact stockholders who have revoked their proxies to solicit later dated proxies for his election.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEE TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED _WHITE_ PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Mr Klarquist. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Mr Klarquist will solicit proxies from individuals, brokers, banks, bank nominees and other holders. Mr Klarquist has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. Mr Klarquist will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

The entire expense of soliciting proxies is being borne by Mr Klarquist. Costs of this solicitation of proxies are currently estimated to be approximately (A) in cash, up to $10,000 (including, but not limited to, costs incidental to the solicitation) and (B) in kind, up to [$150,000 in value of legal & other solicitation services being performed by Mr Klarquist in his individual capacity, as opposed to being performed by third-party service providers such as law firms and proxy solicitors (as is typical in proxy contests)]. Mr Klarquist estimates that through the date hereof its expenses in furtherance of, or in connection with, (i) in cash, negligible and (ii) in kind, [$30,000]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any solicitation. Mr Klarquist may seek reimbursement from the Company of some or all expenses he incurs in connection with this solicitation, but does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

[Not applicable]

The shares of Common Stock owned directly by Mr Klarquist were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to the Nominee, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Mr Klarquist is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Mr Klarquist is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

According to the Company's proxy statement for the Annual Meeting, stockholders may present proper proposals for inclusion in the Company's proxy statement and for consideration at the 2023 Annual Meeting of Stockholders (the "2023 Annual Meeting") by submitting their proposals in writing to the Company's Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in the Company's proxy statement for the 2023 Annual Meeting, the Company's Secretary must receive the written proposal at the Company's principal executive offices not later than [   ], 2022. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy material.

19

According to the Company's proxy statement, the Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in the Company's proxy statement. To be timely for the 2023 Annual Meeting, the Company's Secretary must receive the written notice at its principal executive offices not earlier than [   ], 2022 and not later than [   ] p.m. Eastern Time on [   ], 2022.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2023 Annual Meeting is based on information contained in the Company's proxy statement for the Annual Meeting. The incorporation of this information in this Proxy Statement should not be construed as an admission by Mr Klarquist that such procedures are legal, valid or binding.

ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. Mr Klarquist will promptly deliver a separate copy of the document to you if you contact him directly. If you want to receive separate copies of these proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder.

INCORPORATION BY REFERENCE

MR KLARQUIST HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY'S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY'S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE I FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Scott Klarquist

[   ], 2022

20

The following table is reprinted from the Company's definitive proxy statement filed with the Securities and Exchange Commission on [   ], 2022.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

[To be added once the Company's proxy statement is filed.]

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Mr Klarquist your proxy **FOR** the election of the Nominee and in accordance with Mr Klarquist's recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

- SIGNING the enclosed WHITE proxy card;

- DATING the enclosed WHITE proxy card; and

- MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

You may vote your shares virtually at the Annual Meeting, however, even if you plan to attend the Annual Meeting virtually, please submit your WHITE proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the voting form provided by your broker or custodian for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of Mr Klarquist's proxy materials, please reach out to him using the contact information listed below.

Scott Klarquist

 *Seven Corners Capital*

[CONFIRM: 85 Broad Street, 18th Floor]
New York, NY 10005
(646) 592-0498
Email: info@sevencornerscapital.com

WHITE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH [__], 2022

FIRSTHAND TECHNOLOGY VALUE FUND, INC.

2022 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF SCOTT KLARQUIST

THE BOARD OF DIRECTORS OF FIRSTHAND TECHNOLOGY VALUE FUND, INC.
IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoints Scott Klarquist as attorney and agent with full power of substitution to vote all shares of Common Stock, par value $0.001 per share (the "Common Stock"), which the undersigned would be entitled to vote if personally present at the 2022 Annual Meeting of Stockholders of Firsthand Technology Value Fund, Inc., a Maryland corporation (the "Company"), scheduled to be held [CONFIRM: virtually / in person at [__________], on [__________], 2022, at [ ] [ ].m. (Pacific Time)] (including any adjournments or postponements thereof and any meeting called in lieu thereof, the "Annual Meeting").

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action Scott Klarquist may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Scott Klarquist a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "FOR" PROPOSAL 1, "FOR" PROPOSAL 2 AND "FOR" PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Mr Klarquist's solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

☒ **Please mark vote as in this example**

MR KLARQUIST STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF (A) THE NOMINEE LISTED BELOW IN PROPOSAL 1 AND (B) BINDING STOCKHOLDER PROPOSAL 3.

MR KLARQUIST MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

1.   Proposal to elect Scott Klarquist as a Class II director of the Company.

	FOR THE NOMINEE	WITHHOLD AUTHORITY TO VOTE FOR THE NOMINEE
Nominee: Scott Klarquist	[ ]	[ ]

Scott Klarquist (the "Nominee") should be able to stand for election, but, in the event he is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for any substitute nominee, to the extent this is not prohibited under the Company's organizational documents and applicable law. In addition, Mr Klarquist has reserved the right to nominate a substitute person if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominee, to the extent this is not prohibited under the Company's organizational documents and applicable law. In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee.

MR KLARQUIST INTENDS TO USE THIS PROXY TO VOTE "FOR THE NOMINEE".

THERE IS NO ASSURANCE THAT THE CANDIDATE WHO HAS BEEN NOMINATED BY THE COMPANY WILL SERVE AS A DIRECTOR IF THE ABOVE NOMINEE IS DULY ELECTED.

2. The Company's proposal to ratify the appointment of Tait, Weller & Baker LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022.

☐   FOR   ☐   AGAINST   ☐   ABSTAIN

3. A [binding stockholder proposal to terminate the investment advisory and management agreements between Firsthand Technology Value Fund, Inc. and Firsthand Capital Management, Inc.]

☐   FOR   ☐   AGAINST   ☐   ABSTAIN

DATED: _____

_____
(Signature)

_____
(Signature, if held jointly)

_____
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.